Mail Stop 3561

April 10, 2008

Mr. Nathan W. Franke
Chief Financial Officer and Executive Vice President
Resources Connection, Inc.
17101 Armstrong Avenue
Irvine California 92614

> **Re: Resources Connection, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2007**
> **Filed July 25, 2007**
> **Form 10-Q for Fiscal Quarter Ended February 29, 2008**
> **Filed April 3, 2008**
> **File No. 0-32113**

Dear Mr. Franke:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended May 31, 2007

Item 7. Management's Discussion and Analysis, page 27
Liquidity and Capital Resources, page 37

1.   We note your analysis of cash provided by operating activities. Please revise
        future filings to analyze the underlying reasons for changes in your cash flows
        and to better explain the variability in your cash flows, rather than merely reciting
        the information seen on the face of your cash flow statement. Refer to Section IV
        of our Release 33-8350.

Item 8. Financial Statements and Supplementary Data
Note 14. Stock Based Compensation Plans, page 57

2.   We read on page 59 that your stock-based compensation expense relates to stock
        options, restricted stock and employee stock purchases related to the ESPP. With
        regards to your restricted stock, please tell us how you considered the disclosure
        requirements of paragraph A240(b)(2) of SFAS 123R. If you have combined the
        disclosures for your stock options and your restricted stock, please consider
        separately disclosing information related to these awards as we believe their
        differing characteristics make separate disclosure important to an understanding
        of your use of stock-based compensation, as indicated by paragraph A240(f) of
        SFAS 123R.

Form 10-Q for the Fiscal Quarter Ended February 29, 2008

3.   We note that you state your disclosure controls and procedures were effective to
        provide reasonable assurance that information required to be disclosed is
        recorded, processed, summarized and reported within the time periods specified
        in the SEC's rules and forms. In future filings, please revise to clarify, if true,
        that your officers concluded that your disclosure controls and procedures are also
        effective to ensure that information required to be disclosed in the reports that you
        file or submit under the Exchange Act is accumulated and communicated to your
        management, including your principal executive and principal financial officer, to
        allow timely decisions regarding required disclosure. See Exchange Act Rule
        13a-15(e). Alternatively, you may conclude that your disclosure controls and
        procedures are "effective" or "ineffective" without providing any part of the
        definition of disclosure controls and procedures.

Forms 8-K filed December 20, 2007 and March 26, 2008

4.   We believe the non-GAAP operating statement columnar format appearing in your press releases furnished with your Forms 8-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Branch Chief